Exhibit 99.3

2022 Extraordinary General Meeting
of Shareholders to be held January 20, 2022

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

PROXY

ELLOMAY CAPITAL LTD.
18 ROTHSCHILD BOULEVARD, 1ST FLOOR TEL-AVIV 6688121, ISRAEL
JANUARY 20, 2022, 3:00 P.M., ISRAEL TIME

The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Kalia Rubenbach and Adv. Odeya Brick-Zarsky (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of the Company at 18 Rothschild Boulevard, 1st Floor, Tel-Aviv 6688121, Israel, and/or via teleconference, on Thursday, January 20, 2022, at 3:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE, IN CONNECTION WITH THE APPROVAL OF PROPOSALS 1a AND 3a BY MARKING ITEMS 1b AND 3b AS APPLICABLE, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS. IF YOU FAIL TO MARK ITEMS 1b AND 3b, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THE SPECIAL MAJORITY REQUIRED FOR THE RELEVANT PROPOSAL, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSAL IS MARKED. IF YOU PROPERLY MARK ITEMS 1b OR 3b, AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE RELEVANT UNDIRECTED PROPOSALS. FOR THE FULL TEXT OF EACH RESOLUTION AND ADDITIONAL DETAILS SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

(Continued, and to be marked, dated and signed, on the other side)

 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ELLOMAY CAPITAL LTD.	2022 Extraordinary General
Meeting of Shareholders

January 20, 2022,
3:00 p.m., Israel time

This Proxy is Solicited On Behalf
Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

PROXY	Please mark your votes like this	☒

1a.	To reelect Dr. Michael J. Anghel as an external director for a second term of three years, commencing on January 24, 2022.	FOR	AGAINST	ABSTAIN	3a.	To approve the grant of options to the external director nominee as set forth in Item 3 of the proxy statement, and to determine that this resolution is for the benefit of the Company.	FOR	AGAINST	ABSTAIN
		☐	☐	☐			☐	☐	☐

1b.
In connection with Proposal 1a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.
		Yes	No
		☐	☐
3b.	In connection with Proposal 3a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.
							Yes	No
							☐	☐

2	To approve the terms of service of the external director nominee, as set forth in Item 2 of the proxy statement, and to determine that this resolution is for the benefit of the Company.	FOR	AGAINST	ABSTAIN
		☐	☐	☐

CONTROL NUMBER

Signature__________________________________Signature, if held jointly_____________________________________Date_______________,2022.
Note: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name.